SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Berkshire Hathaway Inc. (the “Company”)

NAME OF PERSON RELYING ON EXEMPTION: Hermes Investment Management Limited (“HIML”)

ADDRESS OF PERSON RELYING ON EXEMPTION: Sixth Floor, 150 Cheapside, London EC2V 6ET

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

___________________________________________________________________________

April 13, 2022

Dear Berkshire Hathaway Inc. Shareowner:

Vote FOR Item 3: Report on Climate-Related Risks and Opportunities.

EOS at Federated Hermes (“EOS”) is one of the world’s largest investment stewardship providers, with client assets under advice of approximately $1.6 trillion as of December 31, 2021.1

EOS, together with co-sponsors Caisse de Dépôt et Placement du Québec, California Public Employees’ Retirement System and State of New Jersey Common Pension Fund D filed the shareholder proposal on climate-related risks listed as Item 3 in the proxy of the Berkshire Hathaway Inc. 2022 Annual Meeting. EOS urges Berkshire Hathaway Inc. shareholders to vote FOR Item 3 for the reasons the co-sponsors have stated in the proxy statement and that EOS states in this exempt solicitation.

Climate change and the transition to a low-carbon economy pose critical risks to investors. EOS believes that climate risk disclosure at the registrant’s parent company level is necessary to provide shareholders with a complete and comparable picture of the climate-related financial risks that the Company is facing. All companies should appraise and disclose physical and transitional climate risks. The Company’s current disclosures are insufficient for investors to fully appraise climate-related risks and opportunities in order to make investment decisions as shareholders can purchase shares only in the combined parent-company entity, not in the individual subsidiaries that may or may not have climate risk exposure.

In addition to the benefits to investors described above, EOS believes that the adoption of this resolution would better position the Company to navigate an evolving regulatory environment. The Securities and Exchange Commission’s (SEC) March 21, 2022 proposed rulemaking, “The Enhancement and Standardization of Climate-Related Disclosures for Investors,” calls on public companies to issue annual climate reporting at the registrant (parent company) level. Indeed, the SEC’s proposal, as currently written, would require even more disclosure than the co-sponsors are requesting in Item 3.

In the opening paragraph of the Company’s opposition statement to the shareholder proposal, Berkshire Hathaway’s board calls into question the resolution’s supporting statement which says, in part, that a significant majority of non-insider shareholders supported the climate proposal (Item 2) on last year’s proxy ballot. The co-sponsors have provided the Company with our detailed and itemized estimates and calculations supporting the co-sponsors’ assertion that Item 2 on last year’s ballot received a majority of non-insider votes cast.

The co-sponsors considered all directors, key Buffett family members and director-controlled entities such as First Manhattan, as insiders. The co-sponsors also viewed the Gates Foundation and its affiliates as insiders due to material benefactor, trustee and recent director relationships with the Chair and the board. Examining Form 13F-based share ownership reporting near the time of the 2021 annual meeting, and accounting for the different voting power of A and B shares then owned by these co-sponsor-considered insiders, EOS estimated 291,481 votes were cast by such insiders, all presumed to be opposing the 2021 climate shareholder resolution. Subtracting these insider votes from the total votes cast of 547,819, gives a total of 256,338 votes cast excluding insiders. Dividing the 153,380 votes in favor of 2021 ballot Item 2 by the estimated 256,338 votes cast excluding insiders shows, that by the co-sponsors’ estimates, a majority of non-insiders supported last year’s climate resolution.2

The co-sponsors have repeatedly asked the Company to point out where the co-sponsors’ estimates and calculations are in error regarding the 2021 Item 2 non-insider vote result. Unfortunately, the Company has not replied to the co-sponsors on this matter. Therefore, EOS continues to assert that Item 2 in last year’s annual meeting ballot did receive a significant majority of non-insider votes cast.

Item 3 on the proxy of the Berkshire Hathaway Inc. 2022 Annual Meeting is seeking an annual assessment of climate physical and transitional risks so shareowners can manage portfolio risks more effectively, and because, in EOS’ view, it would be in the best interest of the long-term success and sustainability of the Company.

EOS encourages all shareowners to vote FOR Item 3.

Please contact Timothy Youmans (Timothy.Youmans@hermes-investment.com) with inquiries.

Thank you for your support.

Sincerely,

EOS at Federated Hermes

Timothy Youmans

Lead-North America

EOS at Federated Hermes

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; EOS is not able to vote your proxies, nor does this communication contemplate such an event. This communication is meant to inform you about EOS’ opinion and to give you valuable decision-making information when you review your shareholder proxy for the Berkshire Hathaway Inc. 2022 Annual Meeting of Shareholders.

1 EOS at Federated Hermes is acting pursuant to delegated authority on behalf of its client, Brunel Pension Partnership Limited (“Brunel”). EOS at Federated Hermes is Hermes Equity Ownership Services Limited (“EOS”). EOS is a sister company of Hermes Investment Management Limited, (“HIML”). HIML is making this filing on behalf of EOS. Each of EOS and HIML are subsidiaries of Federated Hermes Limited, which in turn is wholly-owned by Federated Hermes, Inc. EOS’ views and positions are those of EOS, and do not necessarily represent the views or positions of all its clients or of Federated Hermes, Inc., or its investment advisory subsidiaries, due to different goals, objectives, time horizons, obligations, or other factors.

2 Berkshire Hathaway 8K May 5 2021